Exhibit 99.1

ELBIT IMAGING ANNOUNCES IT IS NO LONGER THE CONTROLLING SHAREHOLDER OF PLAZA CENTERS N.V.

Tel Aviv, Israel, December 19, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it has signed a trust agreement according to which the Company will deposit its shares of Plaza Centers N.V (the "Shares" and "Plaza", respectively) with a trustee.

In accordance with the trust agreement, Elbit retains the right to receive any and all rights in connection with the Shares, other than the voting rights which are vested with the trustee for all matters and purposes effective from December 18, 2018.

In addition, Elbit may instruct the trustee, from time to time, to sell all or any portion of the Shares.

The trust agreement shall terminate upon the earlier of: (i) a sale of all of the Shares to a third party; and (ii) the date on which actions have been taken for realization of any of the liens Elbit granted in favor of the holders of the Series I Notes issued by Elbit.

The outcome of the above mentioned is that Elbit no longer considers itself to be the controlling shareholder of Plaza and accordingly will not consolidate Plaza's financial reports in its own financial reports.

In light of Plaza's current financial situation, Elbit estimates that the loss of control therein is not material to Elbit.

In addition, following the loss of control of the Company in Plaza, the Company expects to include in its financial statements for December 31, 2018: (i) a loss in the total amount of approximately NIS 550 million which is mainly attributable mainly to realization of foreign currency translation reserves to profit and loss; and (ii) increase in Shareholders' Equity in a total amount of approximately NIS 45 million. All the amount are based on the unaudited financial reports on June 30, 2018.

The information detailed above, concerning the future outcome of the loss of control on the Company's financial statements is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statement as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2017, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com